FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   November 26, 2002

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

1.	Reporting Issuer:

Zi Corporation (the “Corporation”) Suite 2100, 840-7th Avenue S.W. Calgary, Alberta T2P 3G2

2.	Date of Material Change:

November 15, 2002.

3.	News Release:

A press release disclosing the material change was issued by the Corporation on November 15, 2002 through CCNMatthews newswire service and BusinessWire news service.

4.	Summary of Material Change:

In the November 15, 2002 press release announcing its financial results as at and for the nine month period ended September 30, 2002, the Corporation: (i) recorded one-time charges of $2.0 million related to goodwill and $2.4 million in respect of deferred development costs, both associated with the Corporation’s e-learning business in China; (ii) wrote-off $4.4 million of costs associated with the Corporation’s Zi Services business segment; (iii) made certain qualifications regarding the Corporation’s ability to continue as a going concern; (iv) made provision for litigation related costs of $7.1 million; and (v) announced workforce reductions.

5.	Full Description of Material Change:

The Corporation reviewed the carrying value of its intangible assets and determined that the deferred software development and start-up costs related to the Corporation’s China based e-Learning business at September 30, 2002 may not be recoverable in light of limitations for funding development and growth. As a result, the Corporation recorded a charge of $2,424,694, included in depreciation and amortization. Similarly, the Corporation tested for impairment of goodwill and recorded $1,976,908 as a reduction.

A letter of intent in respect of the divestiture of the Corporation’s Zi Services business segment expired on October 31, 2002. Management of the Corporation has decided to sharply reduce the scale of Zi Services business and funding related thereto. In addition, management of the Corporation has determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and current assets of $335,727 were no longer recoverable. As a result the Corporation recognized a charge of $4,433,523 in the quarter ended September 30, 2002. Management intends to continue to use its best efforts to sell the Zi Services business unit.

Continued operations are dependent on the Corporation being able to resolve in a timely manner the pending matters in the patent infringement litigation with Tegic Communications Inc. on a basis that is financially manageable by the Corporation and upon the Corporation raising additional capital, increasing revenue and achieving profitability. The Corporation has made a provision of $7.1 million in its financial statements as at and for the nine month period ended September 30, 2002 in respect of this litigation for anticipated legal and/or settlement costs. The amount accrued is based on management’s current best estimate of the amount expected to be incurred to resolve this matter. It is possible that the actual cost to resolve this matter may exceed the amount accrued.

The Corporation announced the reduction of its Zi technology staff by approximately 33 percent, or 21 employees.

6.	Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Sections:

N/A

7.	Omitted Information:

No information has been omitted.

8.	Senior Officer:

Dale Kearns, Chief Financial Officer of Zi Corporation, may be reached at (403) 537-9769.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta as of November 22, 2002. ZI CORPORATION /s/ Dale Kearns Dale Kearns Chief Financial Officer